November 22, 2016

VIA EDGAR

Confidential Correspondence

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     United Community Financial Corp.; Registration Statement on Form S-4 with

           Respect to the Proposed Issuance of 3,033,882 UCFC Common Shares in a Merger

           Transaction.

Ladies and Gentlemen:

As counsel for United Community Financial Corp., an Ohio corporation (the “Company”), in accordance with Rule 101(a)(1)(i) of Regulation S-T, we transmit herewith for filing the Company’s Registration Statement on Form S-4 for the registration under the Securities Act of 1933, as amended, of 3,033,882 Common Shares of the Company.

A filing fee of $2,737.44[1] was paid on November 21, 2016. Any questions regarding the this filing should be directed to the undersigned at (216) 696-5916 or, in my absence, Pat Oliver of this office at (216) 696-4149.

Sincerely,

/s/ ROBERT M. LOESCH

Robert M. Loesch

Encl. (Form S-4)

[1]  Yesterday, the undersigned spoke with Filer Support about a rounding matter in connection with the filing fee calculation. The proposed maximum aggregate offering prices of $23,619,037.50 when multiplied by the filing fee rate of .0001159 equals $2,737,446. The filing fee that was paid was $2,737.44. Filer Support assured the undersigned that inadvertent failure to round up the $2,737.446 to $2,737.45 (less than  1⁄2 a penny) would not suspend the filing.